Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in this Post-Effective Amendment to the Registration Statements on Form S-8 (Commission Nos. 333-130339 and 333-152004) pertaining to the Agnico Eagle Mines Limited Amended and Restated Employee Stock Option Plan and the Agnico Eagle Mines Limited Amended and Restated Incentive Share Purchase Plan, of our reports dated March 26, 2021 with respect to the consolidated balance sheets as of December 31, 2020 and 2019, and the consolidated statements of income, comprehensive income, equity and cash flows for the years then ended, and the effectiveness of internal control over financial reporting of Agnico Eagle Mines Limited as of December 31, 2020 included in its Annual Report on Form 40-F filed with the Securities and Exchange Commission on March 26, 2021.

Toronto, Canada
April 30, 2021
/s/ ERNST & YOUNG LLP
ERNST & YOUNG LLP
Chartered Professional Accountants Licensed Public Accountants